                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended July 31, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F __X__                                Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes __X__                                      No  _____

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

The number of the Company's ordinary shares outstanding as of August 31, 1997 was 15,406,000.

PART I  -  FINANCIAL INFORMATION

ITEM 1  -  FINANCIAL STATEMENTS


                        CONSOLIDATED STATEMENTS OF INCOME
                      (in thousands, except per share data)
                                   (Unaudited)

                                                     Three months ended               Six months ended
                                               July 31, 1997   July 31, 1996   July 31, 1997   July 31, 1996
=============================================================================================================
NET REVENUE
    Product revenue                                  $22,937         $16,349         $39,287         $29,240
    Service revenue                                   14,389          11,739          28,153          23,017
 .............................................................................................................
TOTAL NET REVENUE                                     37,326          28,088          67,440          52,257
-------------------------------------------------------------------------------------------------------------
COST OF REVENUE
     Cost of product revenue                           2,457           2,786           4,861           4,911
     Cost of service revenue                           6,192           4,907          11,145           9,600
 .............................................................................................................
TOTAL COST OF REVENUE                                  8,649           7,693          16,006          14,511
-------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                          28,677          20,395          51,434          37,746
-------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Research and development                           7,721           8,729          15,420          17,860
    Sales and marketing                               14,188          11,429          24,914          23,189
    General and administrative                         3,324           2,200           5,182           4,406
    Non-recurring charges                                  -               -               -           8,000
 .............................................................................................................
TOTAL OPERATING EXPENSES                              25,233          22,358          45,516          53,455
-------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                          3,444          (1,963)          5,918         (15,709)
    Interest income                                    1,031             688           1,973           1,352
    Interest expense                                     (34)             (4)            (37)            (17)
 .............................................................................................................
INCOME (LOSS) BEFORE INCOME TAXES                      4,441          (1,279)          7,854         (14,374)
    Income taxes                                      (1,466)             72          (2,592)             72
 .............................................................................................................
NET INCOME (LOSS)                                     $2,975         ($1,207)         $5,262        ($14,302)
-------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER SHARE                            $0.18          ($0.08)          $0.33          ($0.94)
-------------------------------------------------------------------------------------------------------------
    Weighted average number of shares outstanding     16,270          15,153          16,017          15,149
-------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements


                           CONSOLIDATED BALANCE SHEETS
               (in thousands, except share and per share amounts)


                                                            July 31, 1997  January 31, 1997
                                                               (Unaudited)
============================================================================================
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                     $40,589           $71,560
    Short-term investments                                         35,444                 -
    Accounts receivable, net                                       26,616            20,275
    Inventories                                                       683               774
    Prepaid expenses and other assets                               2,047             2,490
 ............................................................................................
TOTAL CURRENT ASSETS                                              105,379            95,099
 ............................................................................................
FIXED ASSETS:
    Property, plant and equipment, net                             34,747            32,868
    Goodwill, net                                                   6,315                 -
    Software product assets, net                                   21,986            23,344
 ............................................................................................
TOTAL ASSETS                                                     $168,427          $151,311
--------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Bank loans                                                     $1,620             $   -
    Accounts payable                                                6,151             4,886
    Accrued employee compensation                                   6,992             5,811
    Income taxes payable                                            6,464             4,142
    Deferred revenue                                               28,509            26,635
    Other current liabilities                                       9,062            11,047
 ............................................................................................
TOTAL CURRENT LIABILITIES                                          58,798            52,521
 ............................................................................................
LONG-TERM DEBT AND OTHER LIABILITIES                                   22                24
DEFERRED INCOME TAXES                                              10,173             9,983
SHAREHOLDERS' EQUITY:
    Ordinary shares:  10 pence (GB) par value,
    22,500,000 shares authorized;
    15,372,000 and 15,168,000 outstanding                           2,429             2,389
    Additional paid-in capital                                     31,903            27,468
    Unrealized loss on available-for-sale securities,
    net of tax                                                         22                 -
    Treasury stock                                                 (8,249)           (8,959)
    Currency translation adjustment                                (2,208)           (2,391)
    Retained earnings                                              75,537            70,276
 ............................................................................................
TOTAL SHAREHOLDERS' EQUITY                                         99,434            88,783
 ............................................................................................
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $168,427          $151,311
--------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements



                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (Unaudited)

                                                                   Six Months Ended
                                                           July 31, 1997   July 31, 1996
========================================================================================
OPERATING ACTIVITIES
    Net income (loss)                                              $5,262      $(14,302)
    Adjustments to reconcile net income (loss) to cash
    provided by operations
        Depreciation of fixed assets                                3,518         4,835
        Amortization of software product assets                     6,241         6,383
        Amortization of goodwill                                      464             -
    Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable                  (7304)        4,514
        Decrease in inventories                                        96           413
        Decrease in prepaid expenses and other assets                 347           787
        Increase (decrease) in accounts payable                     1,639        (2,835)
        Increase (decrease) in product royalties payable              558           (78)
        Increase (decrease) in accrued employee compensation        1,269        (1,588)
        Increase in accrued payroll taxes                             224           147
        Increase in income taxes payable                            2,251           559
        Increase (decrease) in deferred revenue                     2,175        (1,944)
       (Decrease) increase in other current liabilities            (2,367)        4,108
 ........................................................................................
NET CASH PROVIDED BY OPERATING ACTIVITIES                          14,373           999
----------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Purchases of property, plant and equipment                     (5,278)       (2,022)
    Capitalization of software product assets                      (4,602)       (4,344)
    Acquisition of subsidiary, net of cash acquired                (3,424)            -
    Purchases of available-for-sale securities                    (35,444)            -
    Disposals of property, plant and equipment                        106             -
 ........................................................................................
NET CASH USED FOR INVESTING ACTIVITIES                             (48,642)       (6,366)
----------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Bank borrowings                                                 1,630             -
    Issuance of ordinary shares                                     1,162           137
    Sale of treasury shares                                           710             -
    Repayment of capital leases                                         -          (131)
 .........................................................................................
NET CASH PROVIDED BY FINANCING ACTIVITIES                           3,502             6
----------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                              (204)          195
----------------------------------------------------------------------------------------
DECREASE IN CASH                                                  (30,971)       (5,166)
CASH AT BEGINNING OF PERIOD                                        71,560        58,848
 ........................................................................................
CASH AT END OF PERIOD                                             $40,589       $53,682
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Basis of Presentation

Micro  Focus Group Plc (the  "Company")  is  incorporated  in England and Wales.
Where applicable, the term "Company" also includes the direct and indirect subsidiaries of Micro Focus Group Plc. The consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information. This 6-K filing is furnished on a voluntary basis as the Company is not required to report quarterly financial information by the U.S. Securities and Exchange Commission (the "SEC").

The financial information at July 31, 1997 and for the quarters and six months ended July 31, 1997 and 1996 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for such periods. The year-end balance sheet at January 31, 1997 was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. Results for the three-month and six-month periods ended July 31, 1997 are not necessarily indicative of results that may be expected for the fiscal year ending January 31, 1998 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC regulations. Management believes that the disclosures are adequate to make the information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1997 included in the Company's Annual Report on Form 20-F which was filed with the SEC on May 2, 1997, as well as the condensed consolidated financial statements and the notes thereto for the quarter ended April 30, 1997 included on Form 6-K which was filed with the SEC on June 13, 1997.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act of 1985. The figures for the year ended January 31, 1997 are based on the audited financial statements which have been filed with the U.K. Registrar of Companies; the auditors' reports on both the U.S. and U.K. financial statements for the year ended January 31, 1997 were unqualified.

Cash and Cash Equivalents - Short-Term Investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments with original maturities of less than three months.

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of the beginning of the current fiscal year. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly-rated financial institutions and other specified money market instruments of similar liquidity and credit quality. In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management of the Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity.

Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

Earnings Per Share

On March 3, 1997, the Financial Accounting Standards Board issued Statement No. 128 ("FAS 128"), "Earnings Per Share," which is required to be adopted in financial statements issued for periods ending on or after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Early adoption is not permitted. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. On a basis consistent with FAS 128 reporting requirements, earnings per share for the first six months of 1998 would have been $0.34 based on 15,273,000 shares outstanding.

Acquisition

The Company acquired Millennium UK Limited ("Millennium"), a Year 2000 consulting firm, on April 30, 1997 for $6.4 million paid in a combination of $3.2 million in cash and the issuance of 149,142 ordinary shares. The transaction has been accounted for as a purchase with the Company recording $6.6 million of goodwill as of April 30, 1997, which the Company intends to amortize over five years. The following are Millennium's recent operating results (in thousands):

                         Three Months Ended              Six Months Ended
                    July 31, 1997  July 31, 1996  July 31, 1997   July 31, 1996

Revenue                    $1,146           $246         $2,100            $535
Income (loss) from
Operations                    204            (98)           195            (130)



Fiscal Year

The Company has previously referred to the current fiscal year ending January 31, 1998 as "fiscal year 1997." In the future, the Company will designate each fiscal year as the calendar year in which the last month of the fiscal year occurs. Accordingly, the current fiscal year ending January 31, 1998 is referred to as "fiscal year 1998", "1998" and "current year" in this report.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included in this Part I, and with the Company's audited consolidated financial statements in U.S. format for the fiscal year ended January 31, 1997 included in the Company's Annual Report on Form 20-F filed with the SEC on May 2, 1997, as well as the condensed consolidated financial statements for the quarter ended April 30, 1997 included on Form 6-K which was filed with the SEC on June 13, 1997.

RESULTS OF OPERATIONS

Net income for the second quarter of 1998 was $3.0 million, or $0.18 per share, as compared with a net loss of $1.2 million, or $0.08 per share, for the comparable quarter of the prior fiscal year. For the first six months of 1998, net income was $5.3 million, or $0.33 per share, as compared with a loss of $14.3 million, or $0.94 per share, for the same period of the prior year. The prior year's results for the first six months included a restructuring charge of $8.0 million. The following summarizes the significant factors reflected in the Company's results of operations.

Revenue

Net revenue for the second quarter of 1998 was 33% above the corresponding quarter of the prior fiscal year and 24% above the first quarter of 1998. Net revenue for the first six months of 1998 increased 29% over the same period of the prior fiscal year.

The increase in second quarter net revenue over the comparable prior year period primarily reflected higher world-wide sales of the Company's Year 2000 products, increased Workbench(TM) and other product sales and revenue from Millennium which was acquired on April 30, 1997 in a transaction accounted for as a purchase. Second quarter sales to U.S. customers grew by 20% and sales to non-U.S. customers grew 53% from the same period of the prior fiscal year. The increase in net revenue from the first quarter reflected both the seasonal increase from the first quarter, which is typically the Company's lowest revenue period, higher product licensing revenue from the Company's principal product lines, and revenue from the operation of Millennium.

Product licensing revenue for the first six months of 1998 was 34% above the comparable prior year period. Consistent with the second quarter, the year-over-year increase in the Company's revenue reflected higher sales of Year 2000 products, Workbench(TM) and other product lines. Service revenue for the first six months of 1998 increased 22% from the prior year's period primarily as a result of increased software maintenance revenue and revenue from the operation of Millennium. Current year sales to U.S. customers for the first six months were 23% higher than in the comparable prior year period reflecting the above factors and changes in the Company's product bundling and sales discount structure. Sales to customers outside the U.S. during the first six months of 1998 increased 38% over the prior year largely because of sales increases in Germany, India and Japan. There can be no assurance that the market for the Company's products will grow in future periods at its historical rate of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Gross Profit

Gross profit increased as a percentage of net revenue to 77% for the quarter from 73% for the quarter ended July 31, 1996. Gross profit for the first six months increased as a percentage of net revenue to 76% from 72% in the same period of the prior year. These increases primarily reflected reduced product discounting in the United States, proportionately higher product sales which carry higher margins, and savings attributable to the replacement of printed software documentation with electronic versions. Gross profit increased as a percent of net revenue from 76% in the first quarter of 1998 as a result of a sales mix change favoring higher margin product licensing revenue and a shift toward electronic documentation.

The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may also be adversely affected by expansion of the Company's consulting organization and the ability to deploy its consulting capacity to billable projects. As a result of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

Operating Expenses

Research and development (R&D) expenses for the second quarter of 1998 were 12% below the prior year period and represented 21% of net revenue as compared to 31% for the comparable prior year period. R&D expenses for the quarter were approximately equal to the first quarter of 1998 when they represented 26% of net revenue. R&D expenses represented 23% of net revenue for the first six months of 1998 and were 14% below the comparable prior year period when they represented 34% of net revenue. The comparisons with the prior year periods largely reflected savings resulting from a restructuring of operations, which included staff reductions. The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate R&D expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the quarter were 24% above the second quarter of the prior year and 32% above the first quarter of 1998. Such expenses represented 38% , 41%, and 36% of net revenue for the quarter, the second quarter of the prior year, and the first quarter of 1998, respectively. These increases in sales and marketing expenses reflected higher advertising and marketing expenses, including those associated with new product launches, and sales force expansion in connection with Year 2000 sales programs. For the first six months of 1998 sales and marketing expenses were 7% above the prior year period, and were 37% of net revenue as compared to 44% in the prior year period. This increase in expenses reflected factors similar to those noted in the quarterly comparisons. The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. In addition, the Company is expanding its sales and support staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the quarter were 51% higher than in the second quarter of the prior fiscal year and 79% above the preceding quarter. G&A expenses represented 9%, 8% and 6% of net revenue in the three periods, respectively. The increase in G&A expenses in the quarter over the two comparison periods reflected increased use of consulting services, larger bonus accruals, staff additions, and goodwill amortization associated with the Millennium acquisition. For the first six months of 1998, G&A expenses were 18% higher than the comparable prior year period because of the expense increases noted above. G&A expenses represented 8% of net revenue during the first six months of 1998. The Company is investing to strengthen its infrastructure and anticipates that G&A expenses will increase in future quarters.

Interest income for the first six months 1998 was 46% above the prior year period and in the second quarter interest income was 50% above the prior year period. The increase in interest income reflected higher average cash balances and higher investment yields resulting from investing funds in money market instruments in place of bank certificates of deposit.

The Company's tax rate was 33% for the first six months of 1998 as compared to 25% on the loss recorded for the year ended January 31, 1997. In the prior fiscal year, the tax rate was affected by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates and by restructuring charges which were not tax deductible.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $14.4 million in cash from operating activities in the first six months of 1998, primarily from income before depreciation and amortization and increases in accounts payable, accrued liabilities, deferred revenue and income taxes payable, offset in part by higher accounts receivable and payments of amounts provided in restructuring charges in the prior fiscal year.

The Company had $76.0 million in cash, cash equivalents and short-term investments at July 31, 1997. This balance was $4.5 million higher than at January 31, 1997, reflecting cash provided by operating activities and bank borrowings undertaken to hedge foreign currency exposures, offset in part by capital and software purchases and the acquisition of Millennium.

The Company has a GBP 5.0 million ($8 million) at July 31, 1997 unsecured bank line of credit in the form of a revolving multi-currency LIBOR loan facility. This line of credit expires in December 1997. The interest rate on outstanding borrowings under this facility is equal to 1% above the LIBOR rate for the currency in which the borrowings are made. The loan agreement requires the Company to maintain a certain minimum level of net tangible assets. French Franc borrowings outstanding under the credit line at July 31, 1997 were the equivalent of $1.6 million, and were incurring interest at the rate of 4.4% per annum.

The Company has revised its capital spending plans for 1998 and expects to spend approximately $12.5 million for capital equipment and leasehold improvements during fiscal 1998, in particular for upgrades and expansions to its information systems and in connection with the planned relocation of certain U.S. facilities. The Company may finance a portion of these expenditures through leasing arrangements. During the first six months of 1998 the Company spent $5.3 million for capital equipment and leasehold improvements.

The Company believes that existing balances of cash, cash equivalents and short-term investments in combination with its available bank line of credit and leasing facilities will be sufficient to meet its cash requirements through fiscal 1999.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results from operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1998 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Form 6-K. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 6-K. For more information regarding forward-looking statements, see "Special Note on Forward-Looking Statements" below in this Part I, Item 2.

The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders, product life cycles, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the
Company's products are offered, purchasing patterns of distributors and retailers, quality control of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed in this section.

A high percentage of the Company's operating expenses are fixed over the short term and if anticipated revenue does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter. Furthermore, although historically the Company's business has not been subject to seasonal variations, the Company's customers tend to make product purchase decisions in the fourth quarter of their fiscal year as a result of purchase cycles related to expiration of budgetary authorizations. As a result, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year.

The Company's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend upon its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends upon its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing new products and services. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products and services on a timely basis or to attract and retain qualified employees could materially adversely affect the Company's business, results of operations and financial condition.

Substantially all of the Company's revenue is currently, and is expected to continue in the future to be, derived from products and services related to applications development and maintenance in the COBOL language. As a result, the Company's future operating results depend upon market acceptance of the COBOL language. Any decline in the demand for or market acceptance of the COBOL language or mainframe computers for which COBOL is a dominant language, as a result of competition, technological change or other factors, would have a material adverse effect on the Company's business, financial condition and results of operations.

The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company believes that the principal competitive factors in the Company's markets are product performance and reliability, functionality, product quality, application portability, product enhancement, price, training, support and the quality of service offerings. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions, including database vendors of tools and other programming languages that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, in the Year 2000 professional services market.

The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products, contracts or services by the Company or its competitors, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Company's securities.

The Company's operations are subject to the general economic climate in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange Rate Fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue and expenses.

The Company markets certain of its products and services to customers for managing the development and maintenance of mission-critical computer software systems. In addition, an increasing portion of the Company's business is devoted to addressing the Year 2000 problem which affects the performance and reliability of many mission-critical systems. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Company has not experienced any material product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the Year 2000 market. A successful product or service liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the Year 2000 market will decline, perhaps rapidly, following the turn of the century and the demand for the Company's Year 2000 solutions, products and services may also decline as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Company's license revenue and professional service fees could be materially and adversely affected.

EXCHANGE RATE FLUCTUATIONS

The Company prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates for the applicable period. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S.

dollars, whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds. During the first six months of 1998, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

The Company is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This quarterly report contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the U.S. Securities Act of 1933, as amended) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1998 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed above in
Part I hereof under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this quarterly report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this quarterly report.

PART II -  OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

None.

ITEM 2 - CHANGES IN SECURITIES

None.

ITEM 3 - DEFAULTS UPON MAJOR SECURITIES

None.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The 1997 Annual General Meeting of the Company was held on June 4, 1997. At the Annual General Meeting, each of the following resolutions was approved, in accordance with the Company's Articles of Association, by a show of hands of those shareholders (or persons holding proxies) voting in person at the Annual General Meeting:

     Resolution No. 1. Adoption of the Directors' Report and Accounts of the Company for the year ended January 31, 1997.

     Resolution No. 2. Re-election of Paul Adams as a director of the Company.

     Resolution No. 3. Re-election of J. Michael Gullard as a director of the Company.

     Resolution No. 4. Reappointment of Ernst & Young as the auditors of the Company, and the authorization of the directors the Company to determine the auditors' remuneration.

     Resolution No. 5. Empowerment of the directors of the Company to allot equity securities for cash up to an aggregate nominal value of GBP 76,709 (representing 5% of the issued share capital of the Company as at April 30, 1997), with such authority to expire (unless previously renewed, varied or revoked by the Company in a general meeting) on the earlier to occur of September 4, 1998 or the date of the 1998 Annual General Meeting of the Company.

     Resolution No. 6. Authorization of the Company, generally and unconditionally, to make market purchases of ordinary shares of the Company up to a maximum of 1,534,189 ordinary shares (representing 10% of the issued share capital of the Company as at April 30, 1997), provided that the minimum price per share which may be paid for an ordinary share is 10 pence (exclusive of expenses) and the maximum price per share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the 10 business days immediately preceding the date of purchase. Such authority shall expire (unless previously renewed, varied or revoked by the Company in a general meeting) at the conclusion of the 1998 Annual General Meeting of the Company.

At the 1997 Annual General Meeting of the Company, in accordance with the Company's Articles of Association and UK practice, there was not a tabulation of the exact number of votes cast (in person or by proxy) for, against or withheld with respect to any resolution, or the number of abstentions and brokers non-votes as to each such resolution. As a foreign private issuer, the Company is not subject to the proxy solicitation rules specified in Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 5 - OTHER INFORMATION

None.

ITEM 6 - EXHIBITS

None.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                    (Registrant)


Date: September 12, 1997               By: /s/ Anthony R. Muller
                                           ------------------------------------
                                           Anthony R. Muller
                                           Senior Vice President
                                           Chief Financial Officer



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